UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 333-274650

MicroAlgo Inc.

(Registrant’s Name)

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Statement Regarding Online Information and Investor Communications

The Company has been made aware of a recent increase in commentary, speculation, and information concerning the Company being circulated through various online and social media platforms. The Company cautions investors that it does not endorse or verify information posted on these unofficial channels, which may contain incomplete, inaccurate, or misleading statements. Investors should not rely on any of these sources for their investment decisions. The Company is committed to providing transparent and accurate information to the market and urges all investors to rely exclusively on information that is filed or furnished by the Company with the U.S. Securities and Exchange Commission (SEC) or is made available on its official investor relations website at www.microalgor.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroAlgo Inc.

By:	/s/ Min Shu
Name:	Min Shu
Title:	Chief Executive Officer

Date: June 16, 2025

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